Exhibit 99.2

QUANTUM eMOTION CORPORATION

Report of Voting Results

Submitted Pursuant to

Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

June 19, 2026

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, this report describes the matters voted upon and the outcome of the votes at the annual general meeting of shareholders (the “Meeting”) of Quantum eMotion Corporation (the “Company”) held on June 18, 2026. Each of the matters voted upon is described in greater detail in the Company’s management information circular in respect of the Meeting dated May 20, 2026 (the “Circular”).

(a)	All five nominees outlined below and set forth in the Circular were elected as directors of the Company to hold office until the termination of the next annual meeting of the Company’s shareholders or until their successors are duly elected or appointed, or their office is vacated earlier. The following are the voting results on this matter:

Name of Nominee	Votes For	% For	Votes Against	% Against
Francis Bellido	25,173,943	52.95%	22,366,076	47.05%
Tullio Panarello	45,895,157	96.54%	1,644,862	3.46%
David Teeple	46,207,070	97.20%	1,332,949	2.80%
Catherine Loubier	47,417,211	99.74%	122,808	0.26%
John Young	24,506,954	51.55%	23,033,065	48.45%

(b)	Richter LLP was appointed as the Company’s auditors and the directors were authorized to fix the remuneration to be paid to the auditors. The following are the voting results on this matter:

Matter	Votes For	% For	Votes Withheld	% Withheld
Appointment of Auditors	61,002,391	98.86%	700,363	1.14%

The ordinary resolution approving an amendment to the Company’s stock option plan to (i) convert the stock option plan from a fixed plan reserving a maximum of 24,750,000 common shares for issuance upon the exercise of options, to a rolling plan reserving a number of common shares equal to up to 10% of the Company’s issued and outstanding Common Shares as of the grant date of each option, (ii) add cashless exercise features and (iii) to clarify certain terms and ensure alignment with the requirements of the TSX Venture Exchange, as more particularly described in the Circular, was approved. The following are the voting results on this matter:

Matter	Votes For	% For	Votes Against	% Against
Stock Option Plan Amendment Resolution	46,361,311	97.52%	1,178,709	2.48%